SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             Cox Technologies, Inc.
                             ----------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    224056101
                         ------------------------------
                                 (CUSIP Number)

                                Brian D. Fletcher
                              191 Bridgeport Drive
                        Mooresville, North Carolina 28117
                                  (704)896-0241

            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 10, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

 CUSIP NO.: 224056101                                          Page 2 of 9 Pages
------------------- ------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    Brian D. Fletcher

------------------- ------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]

                                                                         (b) [ ]

------------------- ------------------------------------------------------------
        3           SEC USE ONLY


------------------- ------------------------------------------------------------
        4           SOURCE OF FUNDS

                    PF
------------------- ------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                   [ ]

------------------- ------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
------------------- ----------- ------------------------------------------------
 NUMBER OF SHARES       7       SOLE VOTING POWER


                    ----------- ------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY
                                2,703,000
                    ----------- ------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER


                    ----------- ------------------------------------------------
   PERSON WITH          10      SHARED DISPOSITIVE POWER

                                2,703,000
------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,703,000
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES*  [ ]

------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.19%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON

                    IN
------------------- ------------------------------------------------------------

 CUSIP NO.: 224056101                                          Page 3 of 9 Pages

------------------- ------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    Kurt C. Reid

------------------- ------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]

                                                                         (b) [ ]

------------------- ------------------------------------------------------------
        3           SEC USE ONLY


------------------- ------------------------------------------------------------
        4           SOURCE OF FUNDS

                    PF
------------------- ------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]

------------------- ------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
------------------- ----------- ------------------------------------------------
 NUMBER OF SHARES       7       SOLE VOTING POWER


                    ----------- ------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY
                                2,700,000
                    ----------- ------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER


                    ----------- ------------------------------------------------
   PERSON WITH          10      SHARED DISPOSITIVE POWER

                                2,700,000
------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,700,000
------------------- ------------------------------------------------------------
        12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.18%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON

                    IN
------------------- ------------------------------------------------------------

 CUSIP NO.: 224056101                                          Page 4 of 9 Pages

------------------- ------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    Technology Investors, LLC
------------------- ------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]

                                                                         (b) [ ]

------------------- ------------------------------------------------------------
        3           SEC USE ONLY


------------------- ------------------------------------------------------------
        4           SOURCE OF FUNDS

                    PF
------------------- ------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]

------------------- ------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    North Carolina
------------------- ----------- ------------------------------------------------
 NUMBER OF SHARES       7       SOLE VOTING POWER


                    ----------- ------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY
                                2,000,000
                    ----------- ------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER


                    ----------- ------------------------------------------------
PERSON WITH             10      SHARED DISPOSITIVE POWER

                                2,000,000
------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,000,000
------------------- ------------------------------------------------------------
        12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.75%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON

                    OO
------------------- ------------------------------------------------------------

                                                               Page 5 of 9 Pages
EXPLANATORY NOTE:

         Technology Investors, LLC ("Technology Investors" or the "Company") is the sole record holder of a 10% subordinated convertible promissory note (the "Note") issued by Cox Technologies, Inc. ("Cox"). The principal amount of the Note and interest accrued thereon are convertible, at the option of the holder into shares of Cox's common stock, no par value ("Common Stock"), at a conversion price of $1.25 per share. Kurt C. Reid ("Reid") and Brian D. Fletcher ("Fletcher") serve as managers of Technology Investors and, as such, share voting and dispositive power with respect to the Common Stock issuable upon conversion of the Note. In connection with Technology Investors' purchase of the Note, Reid and Fletcher each received an option to purchase notes with terms substantially similar to those of the Note having an aggregate principal amount of up to $500,000 (the "Note Options"). Also in connection with the transaction, Reid and Fletcher each were retained as consultants to Cox and received immediately exercisable options to purchase 300,000 shares of Common Stock (the "Stock Options"). Fletcher and Reid serve as the sole managers of Technology Investors. Therefore Reid, Fletcher and Technology Investors may be deemed, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to have formed a "group".

                                                               Page 6 of 9 Pages

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock of Cox, an Arizona corporation. The principal executive offices of Cox are located at 69 McAdenville Road, Belmont, North Carolina 28012.

ITEM 2.  IDENTITY AND BACKGROUND

         (A) - (C) AND (F) This statement is being filed on behalf of Fletcher, Reid, and Technology Investors (collectively, the "Reporting Persons") as a result of the transactions described under Items 3 and 5.

         Brian D. Fletcher, a United States citizen, is a self-employed professional investor. His address is 191 Bridgeport Drive, Mooresville, North Carolina 28117.

         Kurt C. Reid, a United states citizen, is a self-employed professional investor. His address is 102 La Bellvue Street, Morganton, North Carolina 28655.

         Technology Investors is a private investment company organized as a North Carolina manager-managed limited liability company. The address of its registered office is 191 Bridgeport Drive, Mooresville, North Carolina 28117.

         (D) AND (E) During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On March 10, 2000, Technology Investors purchased the Note for $2,500,000 using funds raised in a private offering from approximately twelve accredited investors, as such term is defined under Rule 501(a) promulgated under the Securities Act of 1933, as amended (the "Note Purchase Transaction"). To the knowledge of the Reporting Persons, each member of Technology Investors used personal funds to purchase units of membership interest in the Company. In connection with the Note Purchase Transaction, Reid and Fletcher received the Note Options, which permit them to purchase notes with terms substantially similar to those of the Note having an aggregate principal amount of up to $500,000. Pursuant to their respective consulting agreements with Cox, Reid and Fletcher received the Stock Options. It is anticipated that Reid and Fletcher will use personal funds to exercise the Note Options and the Stock Options.

                                                               Page 7 of 9 Pages

ITEM 4.  PURPOSE OF TRANSACTION

         All shares of Common Stock acquired by the Reporting Persons have been acquired for general investment purposes. The Reporting Persons may from time to time seek to increase, reduce or dispose of their investment in the Company in open market or privately negotiated transactions or otherwise. The determination to effect any such transactions will depend on, among other things, the market price of the Common Stock, availability of funds, borrowing costs, market conditions, tax considerations, developments affecting Cox and the Reporting Persons, other investment opportunities available to the Reporting Persons and other considerations. In connection with Technology Investors' purchase of the Note, Reid and Fletcher received the Note Options, were named directors of Cox for a three-year term, were appointed to the board's executive committee, were retained as consultants to Cox, and received the Stock Options. From time to time and by virtue of their consulting capacity, Reid and Fletcher, in their respective individual capacities or on behalf of Technology Investors, may hold discussions with third parties or with management of Cox in which Reid and Fletcher may suggest or take a position with respect to potential changes in the operations, management or capital structure of Cox. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4. Each of the Reporting Persons may, at any time, review or reconsider his or its position with respect to Cox and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (A)-(B) Technology Investors beneficially owns 2,000,000 shares of Common Stock. These shares are issuable upon conversion of the Note.

         Fletcher beneficially owns 2,703,000 shares of Common Stock. This amount includes the 2,000,000 shares issuable upon conversion of the Note, 400,000 shares issuable upon purchase and conversion of the entire principal amount of notes covered by the Note Options, 300,000 shares issuable upon exercise of the Stock Option held by Fletcher, and 3,000 shares held of record by Fletcher. By virtue of his status as a manager of Technology Investors, Fletcher shares voting and dispositive power with respect to the shares issuable upon conversion of the Note.

         Reid beneficially owns 2,700,000 shares of Common Stock. This amount includes the 2,000,000 shares issuable upon conversion of the Note, 400,000 shares issuable upon purchase and conversion of the entire principal amount of notes covered by the Note Options, and 300,000 shares issuable upon exercise of the Stock Option held by Reid. By virtue of his status as a manager of Technology Investors, Reid shares voting and dispositive power with respect to the shares issuable upon conversion of the Note.

         (C) The Reporting Persons have not effected any transactions in Cox common stock during the past 60 days.

         (D) Not applicable.

                                                               Page 8 of 9 Pages

         (E) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In connection with Technology Investors' purchase of the Note, Reid and Fletcher received the Note Options, were named directors of Cox for a three-year term, were appointed to the board's executive committee, were retained as consultants to Cox, and received the Stock Options.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1: Joint Filing Agreement of Brian D. Fletcher, Kurt C. Reid and Technology Investors, LLC pursuant to Rule 13d-1(k)

          Exhibit 2:   10% Subordinated Convertible Promissory Note

          Exhibit 3:   Convertible Note Option Agreement

          Exhibit 4: Non-Qualified Stock Option Agreement, dated March 10, 2000, by and between Cox and Kurt C. Reid

          Exhibit 5: Non-Qualified Stock Option Agreement, dated March 10, 2000, by and between Cox and Brian D. Fletcher

                                                               Page 9 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   March 20, 2000

                                             /S/ BRIAN D. FLETCHER
                                             -------------------------------
                                             Brian D. Fletcher


                                             /S/ KURT C. REID
                                             -------------------------------
                                             Kurt C. Reid


                                             TECHNOLOGY INVESTORS, LLC

                                             By: /S/ BRIAN D. FLETCHER
                                                ----------------------------
                                                  Brian D. Fletcher, Manager

                                             By: /S/ KURT C. REID
                                                ----------------------------
                                                  Kurt C. Reid, Manager